SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TapImmune Inc.

 (Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

876033309

(CUSIP Number)

December 31, 2015

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 11 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Iroquois Capital Management L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

6

SHARED VOTING POWER

2,231,124 shares of Common Stock

3,750,000 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*

2,500,000 shares of Common Stock issuable upon exercise of Series C Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER

8

SHARED DISPOSITIVE POWER

2,231,124 shares of Common Stock

3,750,000 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*

2,500,000 shares of Common Stock issuable upon exercise of Series C Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,231,124 shares of Common Stock

3,750,000 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*

2,500,000 shares of Common Stock issuable upon exercise of Series C Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Item 4)*

12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, the Series A, D and E Warrants are subject to a 4.9% blocker and the Series C Warrants are subject to a 9.9% blocker and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

1	NAMES OF REPORTING PERSONS Joshua Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

6

SHARED VOTING POWER

2,231,124 shares of Common Stock

3,750,000 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*

2,500,000 shares of Common Stock issuable upon exercise of Series C Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER

8

SHARED DISPOSITIVE POWER

2,231,124 shares of Common Stock

3,750,000 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*

2,500,000 shares of Common Stock issuable upon exercise of Series C Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,231,124 shares of Common Stock

3,750,000 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*

2,500,000 shares of Common Stock issuable upon exercise of Series C Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Item 4)*

12	TYPE OF REPORTING PERSON IN; HC

* As more fully described in Item 4, the Series A, D and E Warrants are subject to a 4.9% blocker and the Series C Warrants are subject to a 9.9% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

1	NAMES OF REPORTING PERSONS Richard Abbe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

979,990 shares of Common Stock

1,249,990 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*

499,995 shares of Common Stock issuable upon exercise of Series C Warrants (See Item 4)*

6

SHARED VOTING POWER

2,231,124 shares of Common Stock

3,750,000 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*

2,500,000 shares of Common Stock issuable upon exercise of Series C Warrants (See Item 4)*

7

SOLE DISPOSITIVE POWER

979,990 shares of Common Stock

1,249,990 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*

499,995 shares of Common Stock issuable upon exercise of Series C Warrants (See Item 4)*

8

SHARED DISPOSITIVE POWER

2,231,124 shares of Common Stock

3,750,000 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*

2,500,000 shares of Common Stock issuable upon exercise of Series C Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,211,114 shares of Common Stock

4,999,990 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*

2,999,995 shares of Common Stock issuable upon exercise of Series C Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Item 4)*

12	TYPE OF REPORTING PERSON IN; HC

* As more fully described in Item 4, the Series A, D and E Warrants are subject to a 4.9% blocker and the Series C Warrants are subject to a 9.9% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on March 13, 2015 (the “Original Schedule 13G”) with respect to the Common Stock, $0.001 par value (the “Common Stock”) of TapImmune Inc., a Nevada corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.

Item 4.	OWNERSHIP.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 64,618,762 shares of Common Stock issued and outstanding as of November 16, 2015, as represented in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2015, an additional 5,712,000 shares of Common Stock subsequently issued, as indicated in the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2015, and assumes the exercise of the reported warrants (the “Reported Warrants”) subject to the Blockers (as defined below).

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise (i) any of the Reported Warrants that are Series A, Series D or Series E Warrants if the Reporting Persons would beneficially own, after any such exercise, more than 4.9% of the outstanding shares of Common Stock or (ii) any of the Reported Warrants that are Series C Warrants if the Reporting Persons would beneficially own, after any such exercise, more than 9.9% of the outstanding shares of Common Stock (the applicable “Blockers”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the applicable Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Reported Warrants due to the applicable Blockers.

Mr. Abbe and Mr. Silverman are the members of Iroquois who have the authority and responsibility for the investments made on behalf of the Fund. As such, Mr. Abbe and Mr. Silverman may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Warrants (subject to the applicable Blockers) held by, the Fund. In addition, by virtue of his position as a custodian or trustee of certain Accounts (The Merav Abbe Irrevocable Trust, The Samantha Abbe Irrevocable Trust, The Talia Abbe Irrevocable Trust and The Bennett Abbe Irrevocable Trust), Mr. Abbe may be deemed to be the beneficial owner of the shares of Common Stock held by, and underlying the Reported Warrants (subject to the applicable Blockers) held by, such Accounts. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock except to the extent of their pecuniary interest therein.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2016

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe